June 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re: Oasis Real Estate Investments 1, LLC

Offering Statement on Form 1-A

Filed January 27, 2022 File No. 024-11790

Dear Ladies and Gentlemen:

           We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement.  We have made changes to the offering statement and subscription agreement in additional to providing addition information to address your comments in your letter.  Please see below for responsive comments to you letter.

Amendment No. 2 to Form 1-A filed on May 12, 2022

Risk Factors, page 16

1.We note your response to comment 8. Please add risk factor disclosure to address the risks associated with investors agreeing to be bound by the power of attorney.

We have added a risk factor regarding the power of attorney – see page 19 of the updated offering circular.

2.Please have your independent auditor amend both their audit reports to include the audit report date in accordance with AU-C Section 700.

The issuer’s auditor has revised this and added the audit report date in accordance with

AU-C Section 700.

3. We note the independent auditors' report for your financial statements for the period ended January 10, 2022. Please have your independent auditor revise the first sentence in the Auditors' Responsibility section for consistency with AU-C Section 700.

The issuer’s auditor has revised this and updated the Auditor’s Responsibility section to be consistent with AU-C Section 700.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

CENTARUS LEGAL SERVICES, PC

/s/ Centarus Legal Services, PC